Jerry A. Shore

Executive Vice President and

Chief Financial Officer

Fred’s, Inc.

4300 New Getwell Road

Memphis, TN 38118

Direct Dial: (901) 238-2217

Direct Fax: (901) 365-6815

E-Mail Address: jshore@fredsinc.com

January 9, 2013

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Fred’s, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed April 12, 2012

Form 10-Q for the Quarterly Period Ended July 28, 2012

Filed September 6, 2012

File No. 001-14565

Dear Mr. Mew,

As Executive Vice President and Chief Financial Officer for Fred’s, Inc. (the “Company”, “we”, “our”), I acknowledge receipt of your letter dated December 31, 2012 (the “Comment Letter”). The responses of the Company below are keyed to the numbering in the comment letter.

Form 10-Q for the quarterly period ended July 28, 2012

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

SEC Comment:

1. We note your response to comment 3 in our letter dated November 20, 2012 stating you have properly disclosed the one legal contingency that has not yet been resolved in accordance with FASB ASC 270-10-50-6. We do not note disclosure of any legal contingencies within the notes to your financial statements in your subsequent interim reports including your interim report for the quarterly period ended October 27, 2012 filed on December 6, 2012. Please advise us specifically where you have provided the disclosure within the notes to the financial statements as required by FASB ASC 270-10-50-6 and Rule 10-01 of Regulation S-X or revise to provide such disclosures.

Fred’s, Inc. Response:

The status of the lawsuit styled Jessica Chapman, on behalf of herself and others similarly situated, v. Fred’s Stores of Tennessee, Inc. (“Chapman”) has remained unchanged since first disclosed in our Form 10-Q filed December 11, 2008. Although the Company did not feel a loss was probable or could not be reasonably estimated, we disclosed the Chapman case because the plaintiff is seeking collective action, the risk of which is uncertain at the time of filing and can be time-consuming and potentially expensive to defend. As of the filing date of our most recent Form 10-Q on December 6, 2012, the court has not yet ruled and discovery has not yet begun. The Company will continue to defend itself in the Chapman case and feels that a loss is not probable in the case or cannot be reasonably estimated.

FASB ASC 270-10-50-6 requires contingencies to “be disclosed in interim reports in the same manner required for annual reports…until the contingencies have been removed, resolved, or have become immaterial”. FASB ASC 270-10-50-6 also states that interim disclosure that would largely duplicate the most recent annual disclosure may be omitted. In addition, Regulation S-X 210.10-05 allows for filers to “presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies, may be determined in that context”.

In accordance with FASB ASC 270-10-50-6 and Regulation S-X 210-10-05, we have not disclosed the Chapman case in the notes to our financial statements in our interim reports because the Company continues to feel a loss in this case is not probable or cannot be reasonably estimated based on our position regarding the merits of the case and coupled with the passage of time and lack of movement in the case since it was initially filed in July 2008 and doing so would duplicate the disclosure presented in our Form 10-K. With respect to the SEC’s comment and the fact that the judge has not yet ruled on the collective action status, we will disclose the case prospectively in the notes to our financial statements beginning with our first interim report of fiscal year 2013 to be filed on June 13, 2013.

Please feel free to contact me if you have additional questions or need additional information.

Sincerely,

Jerry Shore

Executive Vice President and

Chief Financial Officer